

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 27, 2023

Monica Vinay
Interim Chief Financial Officer
MYERS INDUSTRIES INC
1293 S. Main Street
Akron, Ohio 44301

>   **Re: MYERS INDUSTRIES INC**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 3, 2023**
>   **Form 8-K Filed March 1, 2023**
>   **File No. 001-08524**

Dear Monica Vinay:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K Filed March 1, 2023</u>

<u>Exhibit 99.1</u>

1. Please expand your presentation of your non-GAAP measures to include a presentation, with equal or greater prominence, of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(a) of Regulation S-K. In this regard, we note your inclusion of adjusted operating income margin at the consolidated and segment levels and adjusted EBITDA margin without also presenting operating income margin (at the consolidated and segment levels) and net income margin. Refer to the second and third bullets of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

2. Please provide reconciliations for adjusted EBITDA, adjusted income (loss) before taxes, adjusted net income (loss), and adjusted earnings per diluted share from the most directly

comparable US GAAP measure as required by Item 10(e)(1)(i)(b) of Regulation S-K. Refer to Questions 103.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services